

News Release – June 12, 2006

Notification of Trade

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: June 12, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

On June 9, 2006 Jan A Vestrum, President and CEO of Crew sold 3.500.000 common shares at an average price of NOK 10.94 in connection with the funding of a property acquisition.

Mr Vestrum's total exposure is 8,099,042 Crew shares, including common shares, convertible bonds, forward contracts and options.

Jan A Vestrum
President & CEO